EXHIBIT 99.1

Coastal.com to Present at LD Micro Investor Conference December 4, 2013

VANCOUVER, British Columbia, Nov. 19, 2013 (GLOBE NEWSWIRE) -- Coastal Contacts Inc. ("Coastal.com" or "the Company") (Nasdaq:COA) (TSX:COA), the leading manufacturer and digital retailer of high-quality glasses and contact lenses announced today that Company management will present at the Sixth Annual LD Micro Main Event Conference on December 4th, 2013 at 11:00am. The conference will be held at the Luxe Hotel, Los Angeles, CA.

About Coastal.com

Coastal.com is the leading manufacturer and online retailer of eyewear products offered through a family of world class websites. Established in 2000, the Coastal.com family of brands provides customers with an extensive, in stock selection of prescription eyewear, contact lenses and sunglasses. Coastal.com's vision is to provide our customers with stylish high quality eyewear quickly, so they can see everything life has to offer. For more information about Coastal.com (Nasdaq:COA), visit www.coastal.com.

CONTACT: For Further Information:

         Terry Vanderkruyk
         Vice President, Corporate Development
         Coastal Contacts Inc.
         604.676.4498
         terryv@coastal.com

         Liolios Group Inc.
         Scott Liolios or Cody Slach
         949.574.3860
         COA@liolios.com